UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Compensation of the Chairwoman

As previously disclosed, Ms. Minzhu Xu has served as the chairwoman (the “Chairwoman”) of the board of directors (the “Board”) of Paranovus Entertainment Technology Limited (the “Company”) since April 29, 2024 and entered into an offer letter with the Company on April 29, 2024 (the “Original Offer Letter”).

On August 12, 2024, the compensation committee of the Board recommended, and the Board approved to amend the Original Offer Letter to change the annual compensation from $0 to $50,000 for Ms. Xu’s services as the Chairwoman of the Board (the “Amended Offer Letter”). Ms. Xu will receive $50,000 in cash annually, to be paid in arrears as determined by the Company. Ms. Xu’s duties as the Chairwoman of the Board remain the same.

A copy of the Amended Offer Letter is attached hereto as exhibit 10.1.

Exhibit

Exhibit No.	Description
10.1	Amended Offer Letter, dated August 12, 2024, by and between Ms. Minzhu Xu and the Company

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: August 13, 2024	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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